UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cantel Medical Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-31337	22-1760285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Clove Road, Little Falls, New Jersey	07424
(Address of principal executive offices)	(Zip Code)

Eric W. Nodiff

Executive Vice President, General Counsel and Secretary

(973) 890-7220

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Cantel Medical Corp., along with its subsidiaries, (collectively, “Cantel,” “us,” “we,” “our,” and the “Company”) is a leading provider of infection prevention and control products and services in the healthcare market, specializing in the following operating segments:

•                  Endoscopy, which includes medical device reprocessing systems, disinfectants, detergents and other supplies used to high-level disinfect flexible endoscopes and disposable infection control products intended to eliminate the challenges associated with proper cleaning and high-level disinfection of numerous reusable components used in gastrointestinal (GI) endoscopy procedures. Additionally, this segment includes technical maintenance service on its products.

•                  Water Purification and Filtration, which includes water purification equipment and services, filtration and separation products, and disinfectant, sterilization and decontamination products and services.

•                  Healthcare Disposables, which includes single-use, infection prevention and control healthcare products including face masks, sterilization pouches, towels and bibs, tray covers, saliva ejectors, germicidal wipes, plastic cups and disinfectants. This segment also manufactures and sells biological and chemical indicators for sterility assurance monitoring services in the acute-care, alternate-care and dental markets.

•                  Dialysis, which includes medical device reprocessing systems, sterilants/disinfectants, dialysate concentrates and other supplies for renal dialysis. Additionally, this segment includes technical maintenance service on its products.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).  A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD (the “Conflict Minerals Report”) and publicly available at http://www.cantelmedical.com/investor/corp_govern.html.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).  The covered countries for purposes of the Rule are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).

Our Conflict Minerals Policy (the “Policy”) is distributed to all of our direct suppliers on an ongoing basis and publicly available on our website. The Policy may be summarized as follows:

(i)                                     we will evaluate our relationships with our suppliers on an ongoing basis regarding compliance with the Policy;

(ii)                                  we expect that our suppliers will (a) source their materials from socially responsible suppliers, (b) assist us in our compliance with the SEC rules relating to Conflict Minerals and provide us with all necessary representations, declarations or certifications in furtherance of such compliance, (c) undertake reasonable due diligence within their supply chain to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems preventing the use of Conflict Minerals or derivative sources from mines that directly or indirectly finance armed groups through mining in the Covered Countries, and (d) pass these requirements along to their suppliers through the supply chain and require them to do the same;

(iii)                               we reserve the right to perform follow up due diligence regarding the aforementioned information requests; and

(iv)                              we will review non-compliant suppliers and evaluate our ongoing relationships with them.

Internal Product Review

The Company reviewed the products that it manufactured either internally or pursuant to arrangements with third-party manufacturers during the reporting period (the “Product Review”). The objective of the Product Review was to identify finished goods that (i) the Company manufactures or contracts to manufacture and (ii) may contain one or more Conflict Minerals.

The Product Review was overseen by the Company’s compliance department and consisted of information solicited from and provided by representatives from departments across the Company. The Company’s Chief Compliance Officer, with oversight from the Company’s Board of Directors, was responsible for reviewing the Company’s conflict minerals obligations and processes under the Rule.

Based on the Product Review, we have determined that we manufacture, or contract to manufacture, certain products containing Conflict Minerals that are necessary to the functionality or production of such products.  These products (the “Covered Products”) are categorized by Company subsidiary and are as follows:

Crosstex International, Inc. & SPS Medical Supply Corp.

•                                          Incubators

Mar Cor Purification, Inc.

•                                          Cleaners & Disinfectants

•                                          Conditioning Equipment, Filters & Membranes

•                                          Process Controls

•                                          Process Pipe & Fittings

•                                          Pumps

•                                          Reverse Osmosis Equipment

•                                          Storage Tanks & Accessories

•                                          Valves

Medivators Inc.

•                                          Endoscope reprocessing products

•                                          Endoscopy procedure products

•                                          Renal systems and products

•                                          Therapeutic technologies products

•                                          REVOX® sterilization products

•                                          BIOREDOXsm decontamination products

•                                          Infection prevention products

•                                          Custom development products, based on the product categories described above

Reasonable Country of Origin Inquiry

Based upon our determination that the Rule applies to the Covered Products, we undertook a good-faith reasonable country of origin inquiry (the “RCOI”) designed to determine whether any of the Conflict Minerals included in the Covered Products (i) originated in the Covered Countries or (ii) were from recycled or scrap sources. The primary elements of the Company’s RCOI were (i) identification of suppliers, (ii) supplier data collection and (iii) an assessment of supplier data to determine whether further due diligence was required.

The Company does not source Conflict Minerals directly from mines, smelters, or refiners and relies on third-party suppliers to provide it with the products and components used in the Covered Products described above. Our supply chains are complex and may be several third-parties between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. The Company does not source Conflict Minerals directly from mines or smelters.  As such, the RCOI primarily consisted of questionnaires, surveys and other requests for information from the Company’s immediate suppliers regarding the Covered Products, the presence of any Conflict Minerals contained therein and, as applicable, the country of origin of any such Conflict Minerals or whether such Conflict Minerals were from recycled or scrap sources.

Results of Reasonable Country of Origin Inquiry

Pursuant to the Rule, if, following a good faith reasonable country of origin inquiry (“RCOI”), a company knows or has reason to believe that any of the necessary conflict minerals in its supply chain may have originated in the Covered Countries and may not be from recycled or scrap sources, then the company must exercise due diligence on the source and chain of custody of such conflict minerals and file a report describing its due diligence measures. The Company has determined that the responses obtained in the RCOI process were insufficient to form the basis for a reasonable determination as to the specific origin of all the Conflict Minerals used in the manufacturing process for the Covered Products. Accordingly, the Company has exercised due diligence on the source and chain of custody of Conflict Minerals contained in the Covered Products. The results of these due diligence efforts are described in the attached Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.  The Conflict Minerals Report also is publicly available on our Internet website at www.cantelmedical.com/libraryConflictMineralsDisclosure2014.pdf.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report for the period January 1 to December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cantel Medical Corp.

By:	/s/ Eric W. Nodiff
Eric W. Nodiff
General Counsel, Executive Vice President & Corporate Secretary

Dated:  May 29, 2015

Exhibit Index

Exhibit Number	Description

1.01	Conflict Minerals Report for the period January 1 to December 31, 2014.